Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF AUGUST 25, 2022 DATE AND TIME: On August 25, 2022, at 9:30 a.m. CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Cochairmen. QUORUM: The majority of the elected members, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. Approve the proposed corporate reorganization with the partial spin-off of Banco Itaucard S.A. and the merger of the spun-off portion with and into the Company, and its submission for approval at the Company’s General Stockholders’ Meeting. 2. Elect for the position of Officers RUBENS FOGLI NETTO, Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP 16.775.917-6, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 255.989.658-36, domiciled at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, 7º andar, Parque Jabaquara, CEP 04344-902, São Paulo (SP); ERIC ANDRÉ ALTAFIM, Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP 26.721.318-9, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 273.383.788-51, domiciled at Avenida Brigadeiro Faria Lima, 3.500, 2º andar, Torre Sul, Itaim Bibi, CEP 04538-132, São Paulo (SP); LINEU CARLOS FERRAZ DE ANDRADE, Brazilian, married, administrator, Brazilian Identification RG DETRAN/SP 02.112.992-2, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 105.260.778-08, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902, São Paulo (SP); and MARIO NEWTON NAZARETH MIGUEL, Brazilian, married, administrator, Brazilian Identification RG-SSP/SP 0293623156, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 216.756. 218-70, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM, Parque Jabaquara, CEP 04344-902, São Paulo (SP); all for the current annual term of office that will last until the investiture of the members those elected at the Board of Directors Meeting to be held immediately after the Annual General Stockholders’ Meeting of 2023.

SUMMARIZED MINUTES OF THE MEETING OF THE ITAÚ UNIBANCO HOLDING S.A.’S BOARD OF DIRECTORS OF AUGUST 25, 2022 – 9 A.M. fls.2 2.1. To record that the elected Officers: (i) submitted the documents substantiating compliance with prior conditions for eligibility in accordance with Articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3 of Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed at the company’s head office; and (ii) that the investiture of the elected members shall be formalized as soon as their election is ratified by the Central Bank of Brazil (“BACEN”). 2.2. Subject to (i) the investiture of the officers elected in item 2. and (ii) the approval of the partial spin-off of Banco Itaucard S.A. with the merger of the spun-off portion by the Company’s General Stockholders’ Meeting and BACEN’s ratification, assign the following responsibilities to the officers as follows: RUBENS FOGLI NETTO Replying to BACEN inquiries related to issues concerning the arrangement - BACEN Resolution 150/21 Ensuring compliance with the Payment Account Standards - BACEN Resolution 96/21 Open Finance Sharing – Joint Resolution 1/20 Performing Direct Debit Authorization and Direct Debit Cancellation procedures from Deposit Accounts and in Paycheck Accounts - CMN Resolution 4,790/20 Performing Direct Debit Authorization and Direct Debit Cancellation procedures from Deposit Accounts and in Paycheck Accounts - BACEN Resolution 51/20 ERIC ANDRÉ ALTAFIM Conducting credit Derivative Transactions – CMN Resolution 2,933/02 LINEU CARLOS FERRAZ DE ANDRADE Hiring Correspondents – CMN Resolution 4,935/21 MARIO NEWTON NAZARETH MIGUEL Handling the Receivables Information System (SVR) and forwarding to BACEN of Information relating to Amounts Refundable to Individuals and Legal Entities - BACEN Resolution 98/21. 2.3. It is also recorded that the other positions of the Board of Officers and their responsibilities were not changed.

SUMMARIZED MINUTES OF THE MEETING OF THE ITAÚ UNIBANCO HOLDING S.A.’S BOARD OF DIRECTORS OF AUGUST 25, 2022 – 9 A.M. fls.3 CLOSING: With the work of the meeting concluded, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after it was read and approved by all, it was signed. São Paulo (SP), August 25, 2022. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members. São Paulo (SP), August 25, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence